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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                               ----------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             THERATX, INCORPORATED
                  ------------------------------------------
                           (NAME OF SUBJECT COMPANY)

                             THERATX, INCORPORATED
                          ---------------------------
                      (NAME OF PERSON(S) FILING STATEMENT)

 COMMON STOCK, PAR VALUE $.001 PER SHARE (AND PREFERRED SHARE PURCHASE RIGHTS)
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                         (TITLE OF CLASS OF SECURITIES)

                                   883384109
                                  -----------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JOHN A. BARDIS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             THERATX, INCORPORATED
                       1105 SANCTUARY PARKWAY, SUITE 100
                              ALPHARETTA, GA 30201
                                 (770) 569-1840
                                 ------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

                            STEVEN J. GARTNER, ESQ.
                            WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is THERATX, INCORPORATED, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 1105 Sanctuary Parkway, Suite 100, Alpharetta, Georgia 30201. The classes of equity securities to which this Statement relates are the common stock, $.001 par value per share of the Company (the "Common Stock"), and the associated Preferred Share Purchase Rights (the "Rights") to purchase shares of Series A Junior Participating Preferred Stock, $.001 par value per share, pursuant to the Rights Agreement, dated as of July 28, 1995 (as amended, the "Rights Agreement"), between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the "Rights Agent"). Unless the context otherwise requires, all references herein to the Common Stock shall include the associated Rights.

ITEM 2. TENDER OFFER OF THE PURCHASER.

  This Statement relates to the tender offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated February 14, 1997, of Vencor, Inc., a Delaware corporation ("Vencor"), and its wholly owned subsidiary, Peach Acquisition Corp., a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock (the "Shares") (and the associated Rights) at a price of $17.10 per Share (and the associated Rights), net to the Seller in cash upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of February 9, 1997 (the "Merger Agreement"), among the Company, Vencor and the Purchaser. The Schedule 14D-1 states that the address of the principal executive offices of Vencor and the Purchaser is 3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) (i) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the sections entitled "Proposal No. 2--Approval of the 1996 Stock Option/Stock Issuance Plan," "Proposal No. 3--Approval of the Employee Stock Purchase Plan," "Stock Ownership of Management and Principal Stockholders" and "Executive Compensation and Related Information" in the Company's Proxy Statement for its 1996 Annual Meeting of Stockholders held on May 30, 1996 (the "Proxy Statement"). A copy of the relevant sections of the Proxy Statement has been filed with the Securities and Exchange Commission (the "Commission") as
Exhibit 1 to this Statement and is incorporated herein by reference. As of the date hereof, except as described below or as set forth in Exhibit 1 to this Statement, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) the Purchaser or the Purchaser's executive officers, directors or affiliates.

  (ii) The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement:

  General. The Merger Agreement provides that, promptly after expiration of the Offer and the receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of certain other conditions, the Purchaser will be merged with and into the Company. Upon consummation of the Merger (the "Effective Time"), each then outstanding Share not owned by any of Vencor, the Purchaser or any other Vencor subsidiaries (other than Shares held by stockholders exercising appraisal rights under Delaware law) will be converted into the right to receive $17.10 in cash, without interest thereon, or such greater amount which may be paid pursuant to the Offer (the "Merger Consideration").

  The Merger Agreement contains customary representations and warranties of the Company and of the Purchaser. The representations and warranties of the Company generally are qualified so that they are deemed

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accurate so long as the inaccuracy would not have a Company Material Adverse
Effect (as defined below) although certain representations are qualified only as being immaterial to the Company or are given without qualification. Company Material Adverse Effect is defined in the Merger Agreement to be a material adverse effect on the financial condition, operations, properties, business or results of operations of the Company and its subsidiaries taken as a whole.

  The Merger Agreement also contemplates the amendment, effective at the Effective Time, of Article Four of the Company's Certificate of Incorporation to provide that the aggregate number of shares which the Company shall have the authority to issue is 1,000 shares of Common Stock, par value $0.001 per share unless the Warrant Reclassification (as defined below) occurs.

  Conditions. The obligations of the Company, the Purchaser and Vencor to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) the purchase by the Purchaser of Shares pursuant to the Offer, (ii) the receipt of approval of the Merger Agreement from the holders of a majority of the Shares, (iii) the receipt of any required governmental consents or approvals and (iv) there being no statute, rule, regulation, judgment, decree, injunction or other order enacted, issued, promulgated, enforced or entered by any governmental or regulatory authority, agency, commission or other governmental entity, domestic or foreign, which is in effect and prohibits consummation of the transactions contemplated by the Merger Agreement or imposes material restrictions on Vencor or the Company in connection with consummation of the Merger or with respect to their business operations, either prior to or subsequent to the Merger.

  Termination Provisions. Pursuant to the terms of the Merger Agreement, the Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company, by the mutual consent of Vencor and the Company. In addition, the Merger Agreement may be terminated by either Vencor or the Company if (i) the Purchaser shall have terminated the Offer without purchasing any Shares pursuant thereto; provided, in the case of termination of the Merger Agreement by Vencor, such termination of the Offer is not in violation of the terms of the Offer, (ii) the Merger shall not have been consummated by September 30, 1997 or (iii) the approval of holders of Shares shall not have been obtained at a meeting duly convened therefor. The Merger Agreement may be terminated by Vencor if (i) the board of directors of the Company (the "Board of Directors") has withdrawn or modified in a manner adverse to Vencor or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger, or the Board of Directors fails to reaffirm such approval or recommendation within 10 business days after a request by Vencor to do so, (ii) the Board of Directors or any officers, employees, agents or representatives of the Company, directly or indirectly have any discussions with, provide any confidential information or data to any person relating to any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or 5% or more of the equity securities of, the Company or any of its subsidiaries (any such transaction or purchase being referred to as an "Acquisition Transaction") that, in any such case, could reasonably be expected to lead to a breach of the Merger Agreement or otherwise interfere with the completion of the Offer or Merger (any such proposal being an "Acquisition Proposal") or any such person otherwise facilitates any effort or attempt to make or implement an Acquisition Proposal, or (iii) the Company fails to comply in any material respect with any of its covenants or agreements under the Merger Agreement, subject to certain rights to cure.

  In addition, the terms of the Merger Agreement provide that the Company may terminate the Merger Agreement if the Board of Directors authorizes the Company to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal (as defined below) and the Company notifies Vencor in writing that it intends to enter into such an agreement and Vencor does not make, within five days of receipt of the Company's written notification an offer that is at least as favorable, from a financial point of view, to the stockholders of the Company as the Superior Proposal. The Merger Agreement may also be terminated by the Company if Vencor fails to comply in any material respect with any of its covenants or agreements under the Merger Agreement, subject to certain rights to cure.

  The Merger Agreement also provides that if (x) the Purchaser or the Company terminates the Merger Agreement (i) after the Offer has remained open for a minimum of at least 20 business days, (ii) after

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the date of the Merger Agreement, any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Vencor or the Purchaser or any of their respective subsidiaries or affiliates (collectively, a "Person") becomes the beneficial owner of 15% or more of the outstanding Shares or any Person commences, or publicly announces an intention to commence, a tender offer or exchange offer for 15% or more of the outstanding Shares, and (iii) the Minimum Condition (as defined in the Merger Agreement) has not been satisfied and the Offer is terminated without the purchase of any Shares thereunder, or (y) Vencor terminates the Merger Agreement as a result of the Company's breach of the Merger Agreement, the directors of the Company having taken actions with respect to their approval or recommendation which would give the Purchaser the right to terminate the Merger Agreement or taking actions that would be proscribed by the non-solicitation provision, but for the proviso therein, then the Company will pay to Vencor an amount equal to Vencor's out-of-pocket expenses, including fees and expenses paid to investment bankers, lawyers and financing sources incurred in connection with the transactions contemplated by the Merger Agreement, in an amount not to exceed $1,500,000 ("Vencor Expenses") and, if within 18 months of the date of such termination, the Company or any of its subsidiaries consummates an Acquisition Transaction, the Company will pay Vencor a fee of $10,000,000. No such fee will be paid if Vencor is in material breach of its obligations under the Merger Agreement.

  In addition, if the Merger Agreement is terminated as a result of the provision of the Merger Agreement permitting the Company to terminate the Merger Agreement following the Company providing notification to Vencor of its intention to enter into a Superior Proposal, then the Company will pay Vencor $10,000,000 upon such termination, plus the Vencor Expenses.

  If the Merger Agreement is terminated by the Company as a result of a breach of the provisions thereof by Vencor or the Purchaser, then Vencor will promptly pay to the Company an amount equal to the Company's out-of-pocket expenses, including fees and expenses paid to investment bankers and lawyers incurred in connection with the transactions contemplated by the Merger Agreement in an amount not to exceed $1,500,000. In addition, if, solely as a result of the occurrence of events which would reasonably be expected to have a material adverse effect on Vencor and its Subsidiaries (other than any material adverse effect resulting from salary equivalency rates or any breach by Vencor of the Merger Agreement and, as a result of such material adverse effect, Vencor is not permitted to borrow funds necessary to consummate the Offer under its credit facilities then in effect), the Purchaser and Vencor
(i) terminate the Offer without paying for Shares or (ii) extend the expiration date of the Offer beyond September 30, 1997, then Vencor will pay the Company a fee of $40,000,000.

  Composition of the Board of Directors. The Merger Agreement provides that promptly following the purchase by Purchaser of the Shares pursuant to the Offer, Vencor may request that the Company take all actions necessary to cause persons designated by Vencor to become directors of the Company so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by the Purchaser as of the date of the Merger Agreement by (ii) the total number of Shares outstanding at the time of acceptance of the Shares for payment pursuant to the Offer; provided that prior to the consummation of the Merger, the Board of Directors shall always have at least two members who are neither officers, designees, shareholders or affiliates of the Purchaser. The Company has also agreed to increase the size of the Board of Directors or to secure the resignation of existing directors to ensure that it has complied with this provision of the Merger Agreement.

  Treatment of Options. The Merger Agreement also provides that in the event that Vencor does not provide, by February 24, 1997, the notice of cash out referred to in the following paragraph, each holder of an outstanding option to purchase Shares (an "Option") granted under any of the Company's stock option plans other than any Option granted under the Company's Employee Stock Purchase Plan, whether vested or unvested, will be converted into an option to acquire, on the same terms and conditions as were applicable under such Option, the number of shares of Common Stock, par value $0.25 per share of Vencor (the "Vencor Common Stock") equal to (a) the number of Shares subject to the Option multiplied by (b) (i) the Merger Consideration divided by (ii) the average of the high and low price of Vencor Common Stock on the trading day immediately preceding the date of the Effective Time as reported in the New York City edition of The Wall Street Journal (rounded down to the nearest whole number) ("Replacement Option"), at an exercise price per share (rounded up to the nearest

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whole cent) equal to (y) the aggregate exercise price for the Shares which were purchasable pursuant to such Option divided by (z) the number of full shares of Vencor Common Stock subject to such Replacement Option in accordance with the foregoing.

  If Vencor provides written notice to the Company by February 24, 1997 of its election to cash out the Options, then, at the Effective Time, each then outstanding Option, whether vested or unvested, will be cancelled and the holder thereof will be entitled to receive an amount of cash equal to the product of (x) the amount, if any, by which the Merger Consideration exceeds the exercise price per Share subject to such Option (whether vested or unvested) and (y) the number of Shares issuable pursuant to the unexercised portion of such Option, less any required withholding of taxes.

  Indemnification of Directors and Officers. Pursuant to the Merger Agreement, Vencor has agreed that the bylaws and the certificate of incorporation of the Company (as the surviving corporation) shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who immediately prior to the Effective Time were directors, officers or otherwise entitled to indemnification thereunder or under the Company's bylaws or indemnification agreements. Vencor and the Purchaser have also agreed to indemnify, defend and hold harmless individuals who immediately prior to the Effective Time were directors, officers or otherwise entitled to be indemnified by the Company as provided in the Company's Certificate of Incorporation, Bylaws or indemnification agreements, as in effect as of the date of the Merger Agreement, with respect to matters occurring through the Effective Time to the fullest extent the Company would have been permitted to do so under Delaware law, the Company's Certificate of Incorporation and Bylaws as in effect as of the date of the Merger Agreement. Vencor has agreed to cause the Company, following the Merger, to maintain in effect for not less than six years after the Effective Time the current policies of directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time; provided, however, that (i) the Company, following the Merger, may substitute therefor policies of at least the same coverage (with carriers comparable to the Company's existing carriers) containing terms and conditions which are no less advantageous to the officers, directors and employees of the Company and (ii) the Company, following the Merger, will not be required to pay an annual premium for such insurance in excess of two times the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  Acquisition Proposals. The Company has agreed in the Merger Agreement that neither it nor any of its subsidiaries nor any of its executive officers or directors will, and that it will direct and use its best efforts to cause its non-executive officers and its subsidiaries' employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal or (b) have any discussion with or provide any confidential information or data to any Person relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in the Merger Agreement will prevent the Company or its Board of Directors from (A) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal; (B) engaging in any discussions or negotiations with or providing any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person (including a new and unsolicited Acquisition Proposal received by the Company after execution of the Merger Agreement from a person or entity whose initial contact with the Company may have been solicited by the Company prior to the execution of the Merger Agreement); or
(C) recommending such an unsolicited bona fide written Acquisition Proposal to the stockholders of the Company, if and only to the extent that, in such case referred to in (B) or (C), above, (i) the Board of Directors concludes in good faith (after consultation with its financial advisors) that such Acquisition Proposal is reasonably capable of being completed, taking into account all legal, financial and other aspects of the proposal and the person making the proposal, and would, if consummated, result in a transaction more favorable to the Company's stockholders, from a financial point of view, than the transaction contemplated by the Merger Agreement (a "Superior Proposal"), (ii) the Board of Directors determines in good faith after consultation with outside legal counsel that such action is necessary for its Board of Directors to comply with its fiduciary duties under applicable law and (iii) prior to providing any non-public information or

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data to any person in connection with any Acquisition Proposal by any such person, the Board of Directors receives from such person an executed confidentiality agreement on terms substantially similar to the confidentiality agreement entered into with Vencor. The Company also agreed that it will notify Vencor promptly if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives indicating, in connection with such notice, the name of such person and the terms and conditions of any proposals or offers and thereafter shall keep Vencor informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.

  Covenants. The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger. Pursuant to the terms of the Merger Agreement, the Company has covenanted and agreed that, prior to the Effective Time, the Company will refrain from taking certain actions and will take other actions that the Company would not otherwise necessarily refrain from taking or take if it had not so agreed in the Merger Agreement.

  Pursuant to the terms of the Merger Agreement, the Company has agreed to cause the Rights issued under the Merger Agreement to expire at the consummation of the Merger. In addition, pursuant to the terms of the Merger Agreement, the Company has amended the Rights Agreement to provide that none of Purchaser, Vencor or any of Vencor's affiliates or associates will be deemed an Acquiring Person (as defined in the Rights Agreement) with the result that the consummation of the Offer will have no effect on the Rights Agreement. Accordingly, the Distribution Date (as defined in the Rights Agreement) shall not be deemed to occur, and the Rights will not separate from the Shares or become exercisable, as a result of the commencement of the Offer or as a result of consummation of the transactions contemplated by the Merger Agreement. Furthermore, the Company has taken all necessary action with respect to the Rights Agreement to ensure that the Rights Agreement will expire at the Effective Time pursuant to Section 7(a)(iv) of the Rights Agreement.

  The Merger Agreement also requires the Company to take certain action with respect to the Warrants (as defined in the Merger Agreement). Prior to the Effective Time, the Company shall cause any one or more of the following events to occur: (i) the exercise or conversion of all of the outstanding Warrants for or into shares of Common Stock in accordance with the terms of the applicable Warrants, (ii) the entry into agreements between the Company and the holders of each of the outstanding Warrants providing that each Warrant shall, following the Merger, be exercisable for, at the exercise price of such Warrant, the securities, property or other consideration which a holder of such Warrant would have received had the holder exchanged or converted such Warrant for Shares immediately prior to the Effective Time or
(iii) a reclassification of the Company's shares of Common Stock in accordance with the Delaware General Corporation Law, so that each share of Common Stock shall be redeemable at any time at the option of the Company for an amount per share equal to the Merger Consideration and simultaneously with the effectiveness of such reclassification issue to Vencor or the Purchaser, at the Purchaser's election, 1,000 shares (constituting all of the authorized shares of such class) of a new class of Company non-redeemable common stock, par value 0.25 per share (or, any combination of the events referred to in clause (i), (ii) or (iii) above, which when taken together apply to all of the outstanding Warrants so that no Warrants may be exercised for any Shares) which are not redeemable at the Company's election.

  Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, each stockholder of the Company who has neither voted in favor of the Merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of such stockholder's Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

  There can be no assurance that the Merger will take place since the Merger and the Offer are subject to conditions which are beyond the control of Vencor and the Company. Vencor has disclosed in the Schedule 14D-1 that in the event , for any reason, the Merger does not occur, depending on the results of the Offer, Vencor

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may, subject to restrictions which may be applicable to it under the Merger
Agreement as described therein, consider the desirability of acquiring additional Shares or the entire remaining equity interest in the Company. If Vencor determines to do either, any such future transaction or transactions might be by means of a merger, reverse stock split, open market or privately negotiated purchases, one or more additional tender offers, exchange offers or otherwise. Such transactions might involve the exchange of Shares for cash, securities of Vencor, or some combination of cash and securities, and may be on terms and at prices more or less favorable than those of the Offer. Vencor has disclosed in the Schedule 14D-1 that the decision to enter into such future transactions and the forms they might take will depend on the circumstances then existing, including the financial resources of the Company and Vencor and Vencor's business, tax and accounting objectives, performance of the Shares in the market, availability and alternative sources of funds, money market and stock market conditions, general economic conditions and other factors.

  The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which has been filed with the Commission as Exhibit 2 to this Statement.

  (iii) In connection with the transactions contemplated by the Merger Agreement, the Company amended its 1994 Stock Option/Stock Issuance Plan (the "1994 Plan") to provide that the vesting period of options to purchase the Common Stock issued under the 1994 Plan which do not accelerate as the result of the transactions contemplated by the Merger Agreement, if any, shall automatically accelerate in the event of the Involuntary Termination (as defined in the 1994 Plan) of the employment of the holder of such options within 24 months following the effective date of such transactions.

  (iv) In connection with the transactions contemplated by the Merger Agreement, the Company entered into non-competition and non-solicitation agreements (the "Non-Competes") with each of John A. Bardis, Bret W. Jorgensen, Donald R. Myll, Louis E. Hallman, III, Laura E. Cayce and William
J. Haffey, Ph.D. (the "Non-Compete Group") with respect to any Business (as defined in each agreement) pursuant to which each member of the Non-Compete Group may not, subject to limited exceptions, (i) own, operate, manage, control or be employed by any entity that competes within the United States with a Business, (ii) be an officer, director, agent, consultant, employee, representative, stockholder, partner in any entity that engages in a Business,
(iii) solicit from the Company or any of its affiliates any business constituting any part of the Business then conducted by the Company or any of its affiliates, (iv) solicit or hire any person engaged by the Company or any of its affiliates or (v) solicit any client of the Company or any of its affiliates to retain or use any other entity for the purpose of providing services in competition with the Company or any of its affiliates. In addition, each member of the Non-Compete Group has agreed to keep confidential all proprietary information obtained by such person, including customer lists. The Non-Competes will remain in effect for Messrs. Bardis, Jorgensen, Myll and Hallman until the later of (i) the first anniversary of termination of employment (with respect to that individual) with the Company and any of its affiliates and (ii) the second anniversary of the consummation of the transactions contemplated by the Merger Agreement. The Non-Competes will remain in effect for Ms. Cayce and Dr. Haffey until the later of (i) the first anniversary of termination of employment (with respect to that individual) with the Company and any of its affiliates and (ii) the date twelve months after the consummation of the transactions contemplated by the Merger Agreement; provided, however, that the Company has the right to extend the twelve month period referred to in clause (ii) if the Company pays such individual $225,000, less any amounts the individual receives during such year as an employee of any entity (including the Company or any of its affiliates (but excluding any severance or similar payments)) in respect of such period.

  The foregoing description of the Non-Competes is qualified in its entirety by reference to the text of the Non-Competes, forms of which have been filed with the Commission as Exhibits 3 and 4 to this Statement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board Of Directors

  The Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders and has unanimously approved the Offer and the Merger Agreement and unanimously recommends that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

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  (b) Background

  In February 1996, the Company commenced discussions with a third party regarding a potential acquisition of the Company by the third party. In connection therewith, the Company engaged The Beacon Group Capital Services, LLC ("The Beacon Group") to act as its financial advisor with respect to the potential transaction. The Company and the third party were unable to agree to terms, and discussions between the parties were terminated.

  In July 1996, the Board of Directors decided to initiate discussions with additional third parties regarding a possible business combination. The Board of Directors selected three of its directors, L. John Wilkerson, John A. Bardis and Patrick T. Hackett (the "M&A Committee") to oversee this process. In late July, the M&A Committee and senior management of the Company met with The Beacon Group to discuss possible strategic alternatives and logical business combinations. At this meeting, the M&A Committee, after consideration of the size, strategic characteristics and fit of various potential strategic partners, authorized The Beacon Group to approach certain strategic partners regarding a possible business combination transaction.

  Beginning in late July, the Company and its financial advisor contacted certain potential partners regarding their interest in a potential business combination with the Company and delivered certain public information to such parties. After the execution of confidentiality agreements, the Company and its financial advisor entered into discussions with several interested parties. However, no definitive proposals were made by any of the parties regarding a business combination.

  In September 1996, representatives of the Company contacted representatives of Vencor regarding a possible transaction with the Company. Discussions between the parties regarding possible strategic alliances or a combination of the companies continued through early December 1996, at which time they were suspended as the parties were unable to agree on mutually acceptable terms for a business combination or other transaction.

  During early January 1997, representatives of Vencor and representatives of the Company, including Mr. Bardis, discussed the possibility of the acquisition of the Company by Vencor (the "Proposed Transaction"). These discussions focused primarily on the price Vencor would be willing to pay for Shares, and whether the transaction would be a stock or cash transaction. On January 17, 1997, Mr. James H. Gillenwater Jr., Senior Vice President of Planning & Development of Vencor, called Mr. John A. Bardis concerning the Proposed Transaction. Also on January 17, 1997, Vencor outlined for the Company the terms of the Proposed Transaction that would be acceptable to it. After consulting with the other members of the M&A Committee and the Company's financial advisor, on January 21, 1997, Mr. Bardis responded to Vencor with a counterproposal.

  After discussion and negotiation, on January 21, 1997, the Company and Vencor agreed to work toward a transaction at a price of $17.50 per Share, subject to due diligence by Vencor on the Company, and executed an exclusivity agreement pursuant to which the Company agreed not to discuss an acquisition with any person other than Vencor until after February 14, 1997.

  Commencing on January 24, 1997, representatives of Vencor were provided access to non-public information concerning the Company and held a series of due diligence meetings with senior management of the Company. This review continued through February 9, 1997.

  On January 30, 1997, the Board of Directors held a meeting with its legal and financial advisors to consider the Proposed Transaction. Legal counsel advised the Board of Directors regarding its fiduciary duties. Mr. Bardis outlined the chronology of events leading to the Proposed Transaction. The Beacon Group then made a detailed presentation to the Board of Directors concerning the Proposed Transaction, including background information on Vencor and various financial analyses. Certain officers of the Company summarized the nature and status of the due diligence investigation being conducted by Vencor. The Board of Directors then discussed with its legal counsel the issues that were likely to be negotiated with Vencor, including termination events and a termination fee, as well as the structure and timing of the transaction. It was agreed that the M&A Committee would oversee the discussions between Vencor and its advisors and the Company and its advisors until the next meeting of the Board of Directors.

  On February 4, 1997, Vencor and the Company agreed to a price of $17.10 per Share, subject to negotiation of a mutually satisfactory merger agreement and approval of the respective boards of directors of Vencor and the Company. Thereafter, representatives of Vencor and the Company and their respective financial and legal advisors began negotiating the Merger Agreement on February 5, 1997. Negotiations continued through the late afternoon of February 9, 1997. The principal issues involved in the negotiations included the scope of the representations and warranties, the conditions to the Purchaser's obligation to complete the Offer, the circumstances under which Vencor would be permitted to terminate the Offer if it were unable to obtain financing, the non-compete agreements and the circumstances under which a termination fee would be payable to Vencor or the Company and the amount thereof.

  On February 7, 1997, the Board of Directors held a meeting with its legal and financial advisors to consider the Proposed Transaction. The Company's legal counsel reviewed the fiduciary duties of the Board of Directors in considering the Proposed Transaction and then made a detailed presentation to the Board of Directors regarding the terms of the Merger Agreement, including a summary of the representations, warranties, covenants, conditions, termination events and termination fee provisions, as well as the structure of the proposed Merger, including the mechanics of a tender offer followed by a merger. The Company's financial advisor then made a presentation including various financial analyses with respect to the Proposed Transaction and indicated its view that, subject to the resolution of all remaining issues relating to the Merger Agreement, the consideration to be received by holders of Shares pursuant to the Proposed Transaction was fair from a financial point of view. The meeting was then adjourned to Sunday, February 9, in order to permit the Merger Agreement and related materials to be finalized.

  On February 9, 1997, the Board of Directors reconvened. Mr. Bardis summarized the negotiations that had taken place during the course of the weekend. The Beacon Group delivered its oral opinion, which was subsequently confirmed in writing, that as of February 9, 1997, the $17.10 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger was fair to such holders from a financial point of view. See Item 4(c)-- Reasons for the Recommendation. The full text of the opinion of The Beacon Group, dated February 9, 1997, which sets forth the assumptions made, procedures followed and matters considered in and the limitation on, the review by The Beacon Group in rendering its opinion, is attached as Schedule I hereto and is incorporated herein by reference. The Company's legal counsel reviewed again the fiduciary duties of the Board of Directors. The Board of Directors, after consideration of the fairness opinion of The Beacon Group, presentations of management and legal counsel and the factors set forth in
Item 4(b) of this Schedule 14D-9, unanimously approved the terms of the Proposed Transaction, unanimously approved and adopted the terms of the Merger Agreement, unanimously approved the terms of the Offer and authorized certain officers of the Company to take all actions necessary in connection with the Proposed Transactions. On February 9, 1997, the board of directors of Vencor also unanimously approved the Merger Agreement and the transactions contemplated thereby. The terms of the Merger Agreement are set forth in Item 3 hereto.


  (c) Reasons For The Recommendation

  In reaching its conclusions and recommendations described above, the Board of Directors considered a number of factors, including, without limitation, the following:

    (i) The cash price to be paid to the stockholders of the Company in connection with the Offer represents a substantial premium over the recent market prices for shares of Common Stock.

    (ii) The Company's view that the Proposed Transaction offers attractive terms relative to market prices and financial data relating to other companies engaged in the same or similar businesses as the Company and relative to the consideration paid in comparable acquisition transactions.

    (iii) The Board received the oral opinion of The Beacon Group, which was subsequently confirmed in writing, that as of February 9, 1997, the $17.10 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of The Beacon Group, dated February 9, 1997, which sets forth the assumptions made, procedures followed and matters considered in, and the limitation on, the review by The Beacon Group in rendering its opinion, is attached as
  Schedule I hereto and is incorporated herein by reference. HOLDERS OF SHARES ARE ENCOURAGED TO READ THE OPINION OF THE BEACON GROUP IN ITS ENTIRETY AND CONSIDER IT CAREFULLY.

    (iv) The following financial considerations: the historical and prospective business of the Company, including, among other things: (A) the current financial condition, assets, liabilities, business and operations of the Company, along with the general prospects related thereto; (B) the current state of the industries in which the Company operates; and (C) the views of management with respect to the foregoing.

    (v) The Company's business is subject to changing competitive conditions arising from changes in the healthcare industries, including those that may arise from current governmental and private health care reform initiatives and proposed changes relating to salary equivalency rates.

    (vi) Potential regulatory restrictions associated with the Company's business, including but not limited to: (a) the Company's dependence on reimbursement by third-party payors such as Medicare and Medicaid programs which are subject to statutory and regulatory changes potentially affecting the Company's revenues, (b) federal and state regulation of various aspects of the Company's business, (c) the potential impact of proposed or contemplated federal and state laws and (d) health care reform generally.

    (vii) The implementation of "salary equivalency" rates for occupational therapy and speech language pathology services that could have a material adverse effect on the Company and its results of operations as further described below under the heading "Salary Equivalency".

    (viii) Presentations by The Beacon Group of various financial analyses, including, among other things: the Company's financial projections prepared by management of the Company and the potential impact on these projections of salary equivalency guidelines which may be implemented in the future (based on assumptions provided by management); the various multiples and ratios of the Company's historical and projected earnings reflected by the proposed price of $17.10 per Share; Vencor's financial position and the estimated pro-forma impact on Vencor of the Proposed Transaction; the Company's stock trading history and current stock price; analysts' estimates regarding the Company's potential earnings per share and future prospects; current and historical financial and operating statistics and valuations of certain publicly traded health care services companies; analysis of the multiples and premiums paid in selected merger and acquisition transactions in the health care services industry; and discounted cash flow analyses at various discount rates and terminal values of the Company's projected future performance based on management's projections under various regulatory conditions.

    (ix) The terms and conditions of the Merger Agreement including the representations, warranties, covenants, conditions, termination events and termination fee provisions.

    (x) The fact that the Merger Agreement has been structured so that the Board of Directors may consider certain written competing offers for the business or the Company (although the Company would be required to pay a termination fee to the Purchaser in the event that the Company terminated the Merger Agreement in order to enter into such other competing transaction).

  The Board of Directors based its conclusion and recommendations on all of the foregoing factors and did not attribute particular weight to any factor considered by it.

  Salary Equivalency

  In considering whether to approve the Merger Agreement, the Board of Directors considered the Company's projected future operating performance as well as the potential impact of "salary equivalency" guidelines on these projections. The Board of Directors also considered the uncertainty associated with the adoption of these guidelines (including the timing of any such adoption), and the impact that this uncertainty has had and may continue to have on the trading prices for the Common Stock.

  The Health Care Financing Administration ("HCFA") is currently considering changes to the Medicare reimbursement guidelines for various services provided by the Company. The Company believes that HCFA intends to update the salary equivalency guidelines for physical therapy and respiratory therapy services, and to apply salary equivalency guidelines to speech language pathology and occupational therapy services. Although the Company has no way to determine when, or if, any changes will be made to the current Medicare reimbursement guidelines for these services, the imposition of salary equivalency guidelines on speech language pathology and occupational therapy services that results in a significant decrease in reimbursement rates for such services, would significantly decrease the Company's margins.

  The Company does not as a matter of course publicly disclose projections as to future revenues or earnings. The estimates of future financial performance set forth below (the "Projections") were not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. None of the Company, Vencor, the Purchaser or any of their respective financial advisors or any of their respective directors or officers assumes any responsibility for the accuracy of the Projections. The Company's independent auditors have not examined or compiled the Projections presented herein and, accordingly, assume no responsibility for them. In addition, because the estimates and assumptions, many of which are not set forth herein, underlying the Projections are inherently subject to significant economic, regulatory and competitive uncertainties and contingencies which are difficult or impossible to predict accurately and are beyond the Company's control, there can be no assurance that the Projections will be realized. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may be materially different than those set forth below, including with respect to the effects of "salary equivalency" rates and the Company's response thereto.

  The Company expects to have earnings before non-recurring charges of $22.7 million in 1996. Management has projected that the Company's earnings before non-recurring charges will increase by approximately 26% and 33% in 1997 and 1998, respectively. Based on a range of likely blended hourly rates for salary equivalency, management estimated that net income for 1997 could be reduced by approximately 20%-40% (assuming that the new salary equivalency guidelines had been in effect for the entire year) and net income for 1998 could be reduced by approximately 15%-35% (assuming that the new salary equivalency guidelines had been in effect for the entire year). The estimated reduction in net income takes into account the anticipated effect of the Company's response plan to the implementation of salary equivalency guidelines, which includes, among other things, changes in billing practices to comply with anticipated salary equivalency procedures, operating efficiencies that could be derived from newly implemented hand held technology and possible changes in labor configuration. Management noted that the projections, as revised to give effect to the salary equivalency guidelines, did not include other sources of additional revenue or cost-savings that might be achievable under the new guidelines, since management was unable to estimate these benefits with any degree of certainty prior to a formal proposal from HCFA. Management did expect, however, that there would be additional opportunities for additional revenue or cost-savings, which could reduce, in part, the negative impact of the salary equivalency guidelines.

  This Statement contains certain statements which may be regarded as "forward-looking statements" (as that term is defined in the Private Securities Litigation Reform Act of 1995). Such forward-looking statements involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Pursuant to a letter agreement, dated October 30, 1996 (the "Advisory Agreement"), between the Company and The Beacon Group, The Beacon Group agreed to advise and assist the Company, as financial advisor, in connection with a possible business combination (a "Transaction"), including financial advice and assistance with respect to identifying alternative business combinations, performing valuation analyses, and structuring, analyzing and negotiating the various aspects of the Transaction.

  Pursuant to the Advisory Agreement, the Company agreed to pay The Beacon Group (i) a fee in an amount equal to .750% of the value of the consideration paid with respect to a Transaction and (ii) an additional $250,000 if a fairness opinion were rendered by The Beacon Group to the Company in connection with a Transaction. In addition, the Company agreed to (i) pay The Beacon Group a retainer fee of $50,000 (which fee was paid on June 19, 1996) (the "Retainer Fee"), (ii) reimburse The Beacon Group for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of legal counsel, incurred in connection with the Advisory Agreement, (iii) indemnify The Beacon Group and its affiliates and their respective partners, principals, officers, directors, agents, employees and controlling persons against certain liabilities and expenses, including liabilities under the federal securities laws and (iv) pay The Beacon Group, upon the termination of the Advisory Agreement, an additional fee of $50,000 (the "Termination Fee"). In the event that a Transaction is completed (including the Offer), any amounts paid by the Company to The Beacon Group on account of the Retainer Fee or the Termination Fee will be deducted from all other fees to which The Beacon Group is entitled pursuant to the Advisory Agreement.

  Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) No transactions in Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by an executive officer, director, subsidiary or affiliate of the Company.

  (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth above or in Item 3(b) or 4(b), no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

    (1) An extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

    (2) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

    (3) A tender offer for or other acquisition of securities by or of the Company; or

    (4) Any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described above or in Item 3(b) or 4(b) above, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  (a) The Information Statement attached as Schedule II hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders as described in Item 3 above.

  (b) Amendment of Certificate of Incorporation of the Company

  In connection with the transaction contemplated by the Merger Agreement, the Company expects to amend its certificate of incorporation (as amended, the "Certificate of Incorporation") to reduce the number of authorized shares of common stock, par value $.001 per share from 50,000,000 to 1,000.

  (c) Rights Agreement.

  The Company has entered into a Rights Agreement (the "Rights Agreement"), dated as of July 28, 1995, between the Company and U.S. Stock Transfer Corporation, as Rights Agent. Pursuant to the terms of the Rights Agreement, the Rights which are currently attached to the Common Stock would separate from the Shares 10 days following the commencement or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Shares. At the time the Rights would separate from the Shares, each holder of a Right would be entitled to purchase one one-hundredth of a share (a "Unit") of the Series A Junior Participating Preferred Stock, par value $.001 per share of the Company at a price of $60 per Unit, subject to adjustment.

  In addition, the Rights Agreement provides that 10 days following a public announcement that a person or group of affiliated or associated persons have become an Acquiring Person (as such term is defined in the Rights Agreement) or 10 days following the date on which a majority of the Continuing Directors (as such term is defined in the Rights Agreement), in good faith, informs the Company by written notice of the existence of an Acquiring Person, each Right (other than Rights owned by the Acquiring Person and such persons affiliates and associates) would become the right to purchase a number of Shares having a market value equal to twice the exercise price of a Right.

  The Company has amended the Rights Agreement in the manner described below to ensure that the Rights will not separate from the Shares or become exercisable as a result of the commencement of the Offer or as a result of the consummation of the transactions contemplated by the Merger Agreement.

  The foregoing description of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, a copy of which has been filed with the Commission as Exhibit 5 to this Statement.

  (d) Amendment to Rights Agreement.

  The following is a general description only and is qualified in its entirety by Amendment No. 1 to the Rights Agreement, dated February 9, 1997, a copy of which has been filed with the Commission as Exhibit 6 to this Statement.

  In connection with the transactions contemplated by the Merger Agreement, the Company has amended the Rights Agreement to provide that (i) Vencor, the Purchaser and any of their respective affiliates or associates shall not be deemed to be an "Acquiring Person" for any purpose of the Rights Agreement by virtue of (a) the acquisition of Shares pursuant to the Offer or the Merger,
(b) the execution, delivery and performance of the Merger Agreement, or (c) the consummation of the transactions contemplated by the Merger Agreement in accordance with the terms thereof, (ii) a Distribution Date (as defined in the Rights Agreement) will not be deemed to have occurred as a result of the announcement or occurrence of (a) the acquisition of Shares by Vencor or the Purchaser pursuant to the Offer or the Merger (each as defined in the Merger Agreement) (b) the execution, delivery and performance of the Merger Agreement, or (c) the consummation of the transactions contemplated by the Merger Agreement in accordance with the terms thereof and (iii) neither the acquisition of Shares pursuant to the Offer or the Merger (each as defined in the Merger Agreement), nor the execution, delivery and performance of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement in accordance with the terms thereof shall cause the Rights to be adjusted or exercisable in accordance with the Rights Agreement.

  (e) Delaware Takeover Legislation

  Section 203 of the Delaware General Corporation Law ("Section 203") makes it more difficult to effect certain transactions between a corporation and a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years (excluding persons who became 15% stockholders by action of the corporation alone). The legislation prevents, for a period of three years following the date that a stockholder became a holder of 15% or more of the corporation's outstanding voting stock, the following types of transactions between the corporation and the 15% stockholder (unless certain conditions, described below, are met): (i) mergers or consolidations, (ii) sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation, (iii) issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the 15% stockholder's proportionate share of the stock of any class or series of the corporation, (iv) receipt by the 15% stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation and (v) any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the 15% stockholder. Section 203 does not apply to transactions involving individuals or entities who became 15% stockholders prior to December 23, 1987 or who became 15% stockholders through a tender offer commenced prior to December 23, 1987.

  The three-year ban does not apply if either the proposed transactions or the transaction by which the 15% stockholder became a 15% stockholder is approved by the board of directors of the corporation prior to the date such stockholder became a 15% stockholder. Additionally, a 15% stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder became a 15% stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by directors who are officers or certain employee stock plans. Business combinations are also permitted within the three year period if approved by the board of directors and, at an annual or special meeting, by the holders of 66 2/3% of the outstanding voting stock not owned by the 15% stockholder.

  A corporation may, at its option exclude itself from the coverage of Section 203 by providing in its certificate of incorporation or bylaws at any time to exempt itself from coverage, provided that a bylaw or charter amendment cannot become effective for 12 months after such amendment is adopted. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party who is not a 15% stockholder of the corporation (or who became such with board approval) if the proposed transaction involves (i) certain mergers or consolidations involving the corporation, (ii) a sale or other transfer of over 50% of the aggregate assets of the corporation or (iii) a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation. The Certificate of Incorporation of the Company does not contain a provision "opting out" of the coverage of Section 203.

  Because the Merger Agreement has been approved by the Board of Directors, the provisions of Section 203 do not apply to the Offer or the Merger.

  The foregoing description of Section 203 is qualified in its entirety by reference to Section 203 of the Delaware General Corporation Law.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1 Excerpts of the Company's Proxy Statement for the 1996 Annual
           Meeting of Stockholders held on May 30, 1996.
 Exhibit 2 Agreement and Plan of Merger, dated as of February 9, 1997, among
           Vencor, Inc., Peach Acquisition Corp. and TheraTx, Incorporated.
 Exhibit 3 Form of Non-Competition and Non-Solicitation Agreement between the
           Company and each of John A. Bardis, Bret W. Jorgensen, Donald R.
           Myll and Louis E. Hallman, III.
 Exhibit 4 Form of Non-Competition and Non-Solicitation Agreement between the
           Company and each of Laura E. Cayce and William J. Haffey, Ph.D.
 Exhibit 5 Rights Agreement dated as of July 28, 1995, between the Company and
           U.S. Stock Transfer Corporation.
 Exhibit 6 Amendment No. 1 to the Rights Agreement, dated as of February 9,
           1997 between the Company and U.S. Stock Transfer Corporation.
 Exhibit 7 Form of Letter to Stockholders of the Company, dated February 14,
           1997.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Theratx, Incorporated

                                          /s/ Donald R. Myll
                                          -------------------------------------
                                          Name: Donald R. Myll
                                          Title:Senior Vice President and
                                               Chief Financial Officer

Dated: February 14, 1997

                                                                      SCHEDULE I
399 Park Avenue
New York, New York 10022
(212) 339-9100
FAX: (212) 339-9109



                                                           The Beacon Group
                                                           Capital Services, LLC


                                                                February 9, 1997

CONFIDENTIAL
------------
Board of Directors
TheraTx, Incorporated
Sanctuary Park
1105 Sanctuary Parkway
Alpharetta, GA 30201

Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, the "Shares"), of TheraTx Incorporated (the "Company") of the $17.10 per Share in cash proposed to be paid by Vencor, Inc. ("Vencor") in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of February 9, 1997, among Vencor, Peach Acquisition Corp., a wholly-owned subsidiary of Vencor, and the Company (the "Agreement").

  The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Peach Acquisition Corp. will pay $17.10 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Peach Acquisition Corp. will be merged with and into Vencor (the "Merger") and each outstanding Share (other than Shares already owned by Vencor or Peach Acquisition Corp.) will be converted into the right to receive $17.10 in cash.

  The Beacon Group Capital Services, LLC ("Beacon"), as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, principal investments, private placements and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in, certain of the negotiations leading to the Agreement.

  In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the two years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition, regulatory environment and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the health care industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and does not constitute a recommendation to any shareholder as to how such shareholder should respond to the Tender Offer or Merger. This opinion necessarily is based on market, economic, financial and other conditions as they existed on, and could be evaluated as of, the date hereof.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $17.10 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,
                                          /s/ The Beacon Group Capital
                                           Services, LLC
                                          The Beacon Group Capital Services,
                                          LLC

                                                                    SCHEDULE II

 INFORMATION PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                               ----------------

GENERAL

  The following information is being furnished to holders of the common stock, par value $.001 per share (the "Shares"), of TheraTx, Incorporated, a Delaware corporation (the "Company"), in connection with the possible designation by Vencor, Inc., a Delaware corporation ("Vencor"), of at least a majority of the board of directors of the Company pursuant to the terms of an Agreement and Plan of Merger, dated as of February 9, 1997 (the "Merger Agreement"), by and among the Company, Vencor and Peach Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Vencor (the "Purchaser"). THIS INFORMATION IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY'S STOCKHOLDERS.

  The Merger Agreement provides that promptly following the purchase by Purchaser of the Shares pursuant to the Offer, Vencor may request that the Company take all actions necessary to cause persons designated by Vencor to become directors of the Company (the "Purchaser Designees") so that the total number of directorships held by such persons is proportionate to the percentage calculated by dividing (i) the number of Shares accepted for payment pursuant to the Offer plus Shares beneficially owned by the Purchaser by (ii) the total number of Shares outstanding at the time of acceptance of the Shares for payment pursuant to the Offer; provided that prior to the consummation of the Merger, the board of directors of the Company (the "Board of Directors") shall always have at least two members who are neither officers, designees, shareholders or affiliates of the Purchaser. The Company has also agreed to increase the size of the Board of Directors or to secure the resignation of existing directors to ensure that it has complied with this provision of the Merger Agreement.

  The information contained in this Schedule II concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of any such information.

THE COMMON STOCK

  The only outstanding class of voting securities of the Company is its Shares. As of the close of business on February 12, 1997, there were outstanding 20,823,685 Shares, each of which is entitled to one vote on each matter to be considered at meetings of stockholders, including the election of directors. See "Security Ownership of Certain Beneficial Owners and Management."

                 DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

  The Purchaser has informed the Company that it will choose the Purchaser Designees from the individuals shown in the table below to serve on the Board of Directors.

  The following table, prepared from information furnished to the Company by the Purchaser, sets forth the name, occupation and age of each of the Purchaser Designees. Each of the Purchaser Designees is a citizen of the United States of America.

        NAME                                  OCCUPATION                   AGE
        ----                                  ----------                   ---
   Michael R. Barr........... Executive Vice President and Chief           47
                               Operating Officer of Vencor
   W. Bruce Lunsford......... Chairman of the Board, President and Chief   49
                               Executive Officer of Vencor
   W. Earl Reed, III......... Executive Vice President and Chief           45
                               Financial Officer of Vencor
   Jill L. Force............. Senior Vice President, General Counsel and   44
                               Corporate Secretary of Vencor
   Thomas T. Ladt............ Executive Vice President, Operations of      46
                               Vencor
   Maria M. Levering......... Senior Vice President, Corporate Services    43
                               of Vencor
   Steven L. Monaghan........ Vice President, Facility Accounting of       44
                               Vencor
   Richard A. Lechleiter..... Vice President, Finance of Vencor            38
   Brian L. Pugh............. Vice President, Program Development of       50
                               Vencor
   Frank W. Anastasio........ Vice President, Ancillary Services of        51
                               Vencor

  Michael R. Barr, a founder of Vencor, physical therapist and certified respiratory therapist, has served as Chief Operating Officer and Executive Vice President of Vencor since February 1996. From November 1995 to February 1996, he was Executive Vice President of Vencor and Chief Executive Officer of the Vencor's Hospital Division. Mr. Barr served as Vice President, Operations from 1985 to November 1995. He has been a director of Vencor since 1985. Mr. Barr is a director of Colorado MEDtech, Inc., a medical products and equipment company.

  W. Bruce Lunsford, a founder of Vencor, certified public accountant and attorney, has served as Chairman of the Board, President and Chief Executive Officer of Vencor since Vencor commenced operations in 1985. Mr. Lunsford is a director of National City Corporation, a bank holding company; Churchill Downs Incorporated; and Res-Care, Inc., a provider of residential training and support services for persons with developmental disabilities and certain vocational training services. Mr. Lunsford is a member and Chairman of the executive committee of Vencor.

  W. Earl Reed, III, a certified public accountant, has served as a director of Vencor since 1987. He has been Chief Financial Officer and Executive Vice President of Vencor since November 1995. From 1987 to November 1995, Mr. Reed served as Vice President, Finance and Development of Vencor.

  Jill L. Force has served as Secretary of the Purchaser since February 1997 and Senior Vice President, General Counsel and Corporate Secretary of Vencor since December 1996. From November 1995 to December 1996, she was Vice President, General Counsel and Corporate Secretary. From 1989 to 1995, she was General Counsel and Corporate Secretary.

  Thomas T. Ladt has served as Director and Vice President of the Purchaser since February 1997 and Executive Vice President, Operations of Vencor since February 1996. From November 1995 to February 1996, he served as President of Vencor's Hospital Division. From 1993 to November 1995, Mr. Ladt was Vice President of Vencor's Hospital Division. From 1989 to December 1993, he was Regional Director of Operations of Vencor.

  Maria M. Levering has served as Senior Vice President of Corporate Services of Vencor since January 1997. From November 1995 to January 1997, she was Vice President of Administrative Services of Vencor. From 1992 to November 1995, she served as Director of Administrative Services of Vencor.

  Steven L. Monaghan has served as Vice President of Facility Accounting of Vencor since March 1996. From 1995 to March 1996, Mr. Monaghan served as Chief Executive Officer of San Leandro Hospital. Prior thereto, Mr. Monaghan served as Chief Operating Officer of the Pacific Division at each of (1) Columbia/HCA Healthcare Corporation (September 1993 to 1995), (ii) Galen Health Care, Inc. (March 1993 to August 1993) and (iii) Humana Inc. (1992 to February 1993).

  Richard A. Lechleiter, a certified public accountant, has served as Vice President, Finance and Corporate Controller of Vencor since November 1995. From June 1995 to November 1995, he was Director of Finance of Vencor. Prior thereto, Mr. Lechleiter served as Vice President and Controller at each of (i) Columbia/HCA Healthcare Corporation (September 1993 to May 1994), (ii) Galen Health Care, Inc., (March 1993 to August 1993) and (iii) Humana Inc. (September 1990 to February 1993).

  Brian L. Pugh has served as Vice President of Program Development of Vencor since March 1996. From November 1995 to March 1996, he was Regional Vice President of Vencor's Hospital Division. Mr. Pugh served as Regional Director of Operations of Vencor from 1992 to 1995.

  Frank W. Anastasio has served as Vice President of Ancillary Services of Vencor since March 1996. From November 1995 to March 1996, he was Regional Vice President of Vencor's Hospital Division. Mr. Anastasio served as Regional Director of Operations of Vencor from 1992 to 1995.

  None of the Purchaser Designees currently is a director of, or holds any position with, the Company. The Company has been advised by the Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees or any of their associates beneficially owns (other than by virtue of the Merger Agreement) any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission").

                            THE BOARD OF DIRECTORS

INFORMATION WITH RESPECT TO DIRECTORS

  Set forth below, as of February 12, 1997, for each director of the Company is information regarding his age, position(s) with the Company, the period he has served as a director, any family relationship with any other director or executive officer of the Company and the directorships currently held by him in corporations whose shares are publicly registered.

                   DIRECTORS CONTINUING TO SERVE UNTIL 1997

   NAME                               AGE                  POSITION
   ----                               ---                  --------
   John A. Bardis...................   40 President and Chief Executive Officer and
                                          Director
   L. John Wilkerson, Ph.D.(1)......   53 Chairman of the Board of Directors
--------
(1)Member of the Compensation Committee.

  John A. Bardis has been President, Chief Executive Officer and a director of the Company since November 1992. From October 1987 to November 1992, Mr. Bardis was a senior executive with Kinetic Concepts, Inc. ("KCI"), a publicly traded medical equipment supplier. Mr. Bardis served in various positions with KCI, including President of KCI Medical Services and as a Senior Vice President of the Healthcare Products and Services Group. From 1978 to 1987, Mr. Bardis held various senior management positions with American Hospital Supply, International Sales Corporation and Baxter International, Inc. including Vice
President of the Baxter Operating Room Division and General Manager of the
Eastern Zone.

  L. John Wilkerson, Ph.D. has served as a director since June 1992 and as Chairman of the Board of the Company since May 1994. Since March 1990, Dr.
Wilkerson has served as a General Partner of Galen Associates, a venture capital fund. Dr. Wilkerson is a consultant to the Wilkerson Group, one of the leading health care consulting groups in the United States. Dr. Wilkerson is a board member of Gensia, Inc., British BioTechnology Group, plc, and several private health care companies. Dr. Wilkerson is also a board member of Morristown Memorial Hospital, a 650-bed hospital system.

                   DIRECTORS CONTINUING TO SERVE UNTIL 1998

   NAME                               AGE                  POSITION
   ----                               ---                  --------
   W. David Holder..................   55                  Director
   Donald B. Milder (1).............   42                  Director

--------
(1) Member of the Audit Committee.

  W. David Holder has served as a director of the Company since April 1990. For more than five years Mr. Holder has been an investor, director and consultant with, and currently serves as President of, David Holder Associates, a firm investing in and providing consulting services to a number of emerging growth health care companies. Mr. Holder has over 18 years of direct experience in health care sales, marketing and operations. Since its founding in February 1994, Mr. Holder has served as the Chairman of the Board of Edix Corporation. From January 1980 to May 1984, Mr. Holder served as Vice President of Sales of Caremark International.

  Donald B. Milder has served as a director of the Company since June 1990. Since March 1989, Mr. Milder has served as a General Partner of Crosspoint Venture Partners, a venture capital fund. From September 1985 to March 1989, Mr. Milder served as Chief Executive Officer of Infusion Systems, a medical delivery device company. Mr. Milder also serves as a director of eight privately held companies.

                   DIRECTORS CONTINUING TO SERVE UNTIL 1999

   NAME                               AGE                  POSITION
   ----                               ---                  --------
   Bret W. Jorgensen................   38 Executive Vice President; President,
                                          TheraTx Health Services Group and Director
   Craig T. Davenport (1)...........   44                  Director
   Robert J. Erra (1) (2)...........   54                  Director
   Patrick T. Hackett (2)...........   35                  Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Bret W. Jorgensen, a co-founder of the Company, has served as a director of the Company since May 1993, Executive Vice President since May 1996 and President, TheraTx Health Services Group since February 1995. From May 1994 until February 1995, Mr. Jorgensen served as Vice President and General Manager, TheraTx Health Services Division and as Vice President Operations from February 1991 to May 1994. From the Company's inception in July 1989 to August 1991, Mr. Jorgensen served as the Company's Secretary. Mr. Jorgensen was responsible for all operations of the Company from inception through May 1994, and has overseen the operations of TheraTx Health Services Division since June 1994. From July 1986 to August 1990, Mr. Jorgensen served as President of Praendex San Diego, a management consulting firm.

  Craig T. Davenport has served as a director of the Company since December 1991 and has over 24 years of experience in working with a variety of both large and small health care companies. Since 1993 he has been Chief Executive Officer and Managing Partner for The D.W. Group, a private investment company specializing in providing advisory services for early stage health care ventures. From May 1985 through 1993, Mr. Davenport was the President, Chief Operating Officer and a director of Tokos Medical Corporation ("Tokos"). Prior to joining Tokos, Mr. Davenport was President of American Hospitex and American Physicians' Service and Supply, Divisions of American Hospital Supply Corporation. Mr. Davenport is a director of Matria Health Care, Chairman of Sidelines National Support Network and a director of several privately held companies.

  Robert J. Erra has served as a director of the Company since April 1990 and served as Chairman of the Board from June 1990 to May 1994. Since November 1993, Mr. Erra has been a partner of MCG Healthcare Consultants. From December 1988 to October 1993, Mr. Erra was the Senior Vice President and Chief Operating Officer of the Scripps Clinic and Research Foundation. Prior to December 1988, Mr. Erra served in a variety of positions, including as President of Western Health Plans, as Administrator of the Santa Barbara Medical Foundation, as Associate Vice Chancellor for the School of Medicine at University of California at San Diego, and as a Senior Vice President with Scripps Medical Clinic. Mr. Erra is also a director of Cardiometrics, Inc. and one privately held company.

  Patrick T. Hackett became a director of the Company effective May 31, 1994. Mr. Hackett has served as a Managing Director of E.M. Warburg, Pincus & Company, LLC and its predecessor since January 1994. Mr. Hackett served as Vice President of Warburg, Pincus Ventures, Inc., a venture capital subsidiary of E.M. Warburg, Pincus & Company, Inc. from January 1991 to December 1993 and as an associate from May 1990 to December 1991. From February 1988 to May 1990, Mr. Hackett served as Vice President and Treasurer of Cove Capital Associates, Inc., a private investment firm. Mr. Hackett also serves as a director of Transition Systems, Inc. and five privately held companies.

               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Board of Directors met eight (8) times during the year ended December 31, 1996. Each Director attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all Committees of the Board on which such Director served.

  The Company has standing Audit and Compensation Committees. During 1996, the Audit Committee was comprised of Messrs. Erra, Milder and Hackett. The Audit Committee is primarily responsible for approving the services performed by the Company's independent public accountants and for reviewing and evaluating the Company's accounting principles and reporting practices and its system of internal accounting controls. Selection of independent auditors, however, is made by the Company's Board of Directors. The Audit Committee held two (2) meetings during the year ended December 31, 1996.

  The Company has a standing Compensation Committee which met four (4) times during the year ended December 31, 1996. The Compensation Committee consists of Messrs. Davenport and Erra and Dr. Wilkerson. The Compensation Committee reviews and acts on matters relating to compensation levels and benefit plans for key executives of the Company.

  After the consummation of the Merger, it is expected that the Company's Board of Directors will act to appoint new members to the Executive, Compensation and Audit Committees. To the Company's knowledge, no decision has been made by the Purchaser Designees regarding the membership of any such committees of the Board.

  The compensation of directors is described under "Compensation of Directors."

                              EXECUTIVE OFFICERS

  Executive officers serve at the discretion of the Board of Directors. The following table sets forth certain information concerning the executive officers of the Company (as of February 12, 1997) who are expected to serve in such capacity until the consummation of the Merger (none of whom has a family relationship with another executive officer):

             NAME                              POSITION                     AGE
             ----                              --------                     ---
   John A. Bardis.......... President, Chief Executive Officer and
                            Director                                         40
   Bret W. Jorgensen....... Executive Vice President; President, TheraTx
                            Health Services Group and Director               38
   Donald R. Myll.......... Senior Vice President and Chief Financial
                            Officer                                          39
   Louis E. Hallman, III... Vice President Corporate Development             38
   William J. Haffey, Ph.D. Senior Vice President and Chief Clinical
                            Information Systems Officer                      49
   Laura E. Cayce.......... Senior Vice President, and President,
                            PersonaCare Group                                43
   Jonathan H. Glenn....... Vice President, General Counsel and Secretary    46
   B. Wayne Clark.......... Vice President and Chief Administrative
                            Officer                                          48

  John A. Bardis has been President, Chief Executive Officer and a director of the Company since November 1992. From October 1987 to November 1992, Mr. Bardis was a senior executive with Kinetic Concepts, Inc. ("KCI"), a publicly traded medical equipment supplier. Mr. Bardis served in various positions with KCI, including President of KCI Medical Services and as a Senior Vice President of the Healthcare Products and Services Group. From 1978 to 1987, Mr. Bardis held various senior management positions with American Hospital Supply, and Baxter International, Inc. including Vice President of the Baxter Operating Room Division and General Manager of the Eastern Zone.

  Bret W. Jorgensen, a co-founder of the Company, has served as a director of the Company since May 1993, Executive Vice President since May 1996 and has been President, TheraTx Health Services Group since February 1995. From May 1994 until February 1995, Mr. Jorgensen served as Vice President and General Manager, TheraTx Health Services Division and as Vice President Operations from February 1991 to May 1994. From the Company's inception in July 1989 to August 1991, Mr. Jorgensen served as the Company's Secretary. Mr. Jorgensen was responsible for all operations of the Company from inception through May 1994, and has overseen the operations of TheraTx Health Services Division since June 1994. From July 1986 to August 1990, Mr. Jorgensen served as President of Praendex San Diego, a management consulting firm.

  Donald R. Myll has been Senior Vice President of the Company since September 1995, and Chief Financial Officer since March 1993. From June 1990 through September 1995, Mr. Myll served as Vice President, Finance. From November 1987 to May 1990, Mr. Myll was Financial Manager and Director of Finance of Advanced Marketing Services, Inc., a publicly traded distributor of books and videos to the specialty retail industry.

  Louis E. Hallman, III, a co-founder of TheraTx, has been Vice President Corporate Development of the Company since February 1991 and was a Vice President from TheraTx's inception in July 1989 to February 1991. From December 1986 to July 1989, Mr. Hallman was an independent management consultant to a number of emerging growth companies focusing on business planning, operations, financial forecasting, and implementing financial and accounting control systems.

  William J. Haffey, Ph.D. joined TheraTx as Director of Clinical Services in October 1991 and has served as Vice President and Chief Clinical Information Systems Officer from February 1995 through May 1996. In May 1996, Mr. Haffey was promoted to Senior Vice President. From January 1992 until February 1995, Dr. Haffey served as TheraTx's Vice President Clinical Services. From January 1989 to September 1991, Dr. Haffey served as Executive Director, Rehabilitation Services for Sharp HealthCare in San Diego. During his 16 years of rehabilitation experience, Dr. Haffey has published extensively in areas of outcomes assessment, program evaluation and patient management and is a recognized expert in rehabilitation therapy. He is a member of the Editorial Board of the Journal of Head Trauma Rehabilitation.

  Laura E. Cayce has been President, PersonaCare Group since September 1995 and Senior Vice President since May 1996. From May 1994 through September 1995, Ms. Cayce served as Vice President and General Manager, PersonaCare. From July 1992 to May 1994, Ms. Cayce served as TheraTx's Southern Division Vice President. From November 1991 to June 1992, Ms. Cayce was Vice President of Development for ReLife, Inc. which acquired Renaissance America, Inc. where she served as Vice President of Operations for several years. Ms. Cayce's experience spans 19 years where she served in operations and consultant roles in four nursing home companies, with an emphasis on subacute development. She has been a board member of several hospitals and industry organizations, managed a health care consulting firm, developed prototypical rehabilitation programs and was Vice President of a large home health agency.

  Jonathan H. Glenn joined TheraTx in June 1994 as General Counsel of the Company, became Secretary in February 1995 and was made Vice President in October 1995. Mr. Glenn served as general counsel of PersonaCare from May 1992 through May 1994. Prior to joining PersonaCare, Mr. Glenn was a principal in the law firm of Tabor, Glenn and Betten, P.A. in Baltimore, Maryland, where he practiced law since 1978.

  B. Wayne Clark has been Vice President and Chief Administrative Officer of the Company since September 1995. From February 1994 through September 1995, Mr. Clark served as Vice President Administrative Services. From March 1993 to February 1994, Mr. Clark served as Senior Director, Administrative Services. From August 1983 to February 1993, Mr. Clark served in a variety of roles, including Salesman, General Manager of Distributorship, District Manager, Director of National Accounts, Director of Capital Sales, Senior Director of Sales Administration and Vice President of Operations and Administration with KCI.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information known to the Company regarding the beneficial ownership of Common Stock as of February 12, 1997 by
(i) each Named Executive Officer (as defined below); (ii) each director; (iii) all current directors and executive officers of the Company as a group; and
(iv) each stockholder known to the Company to be a beneficial owner of more than five percent (5%) of the Common Stock.

                                                   AMOUNT AND
                                                    NATURE OF    PERCENTAGE OF
                                                   BENEFICIAL     OUTSTANDING
NAME OF BENEFICIAL OWNER                            OWNERSHIP   COMMON STOCK(1)
------------------------                          ------------- ---------------
Crosspoint Venture Partners III..................    23,516(2)         *
18552 MacArthur Boulevard, Suite 400
Irvine, California 92715
Donald B. Milder (3).............................    73,161(4)         *
18552 MacArthur Boulevard, Suite 400
Irvine, California 92715
Galen Partners, L.P. ............................   888,918(5)        4.3
666 Third Avenue, Suite 135
New York, New York 10017-4011
L. John Wilkerson, Ph.D. (6).....................    33,000(7)         *
666 Third Avenue, Suite 135
New York, New York 10017-4011
FMR Corp. (8).................................... 2,222,675          10.7
82 Devonshire Street
Boston, Massachusetts 02109-0614
Warburg, Pincus Investors, L.P. (9).............. 2,438,705          11.7
Patrick T. Hackett (9)(10)
466 Lexington Avenue
New York, New York 10017
John A. Bardis (11)..............................   498,904(12)       2.4
c/o TheraTx, Incorporated
400 Northridge Road, Suite 400
Atlanta, Georgia 30350
Bret W. Jorgensen (11)...........................   326,666(13)       1.5
Donald R. Myll (14)..............................   108,166(15)        *
Laura E. Cayce (14)..............................    60,735(16)        *
Louis E. Hallman, III (14).......................   314,500(17)       1.5
William J. Haffey, Ph.D. (14)....................    48,000(18)        *
Craig T. Davenport (10)..........................    33,000(19)        *
Robert J. Erra (10)..............................    46,666(20)        *
W. David Holder (10).............................   153,046(21)        *
Jonathan H. Glenn (14)...........................    24,791(22)        *
B. Wayne Clark (14)..............................    21,098(23)        *
All directors and executive officers as a
group (14 persons)(24)........................... 1,741,733           8.1

--------
* Less than 1%.

(1) Shares of Common Stock subject to stock options or warrants which are currently exercisable or which become exercisable within 60 days after February 12, 1997 are deemed outstanding for purposes of computing the percentage ownership of outstanding Common Stock of the person or group holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage ownership of Common Stock of any other person or group.
(2) Excludes 30,000 shares of Common Stock issuable upon exercise of immediately exercisable options granted to, and 30,000 shares owned directly by, Donald B. Milder. Also excludes 25,621 shares held by the Milder Community Property Trust.
(3) Donald B. Milder, a director of TheraTx, is a General Partner of Crosspoint Venture Partners III. Except to the extent of his partnership interest, Mr. Milder disclaims beneficial ownership of the shares held by Crosspoint Venture Partners III.
(4) Includes 30,000 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(5) Includes 28,113 shares of Common Stock issuable upon the exercise of immediately exercisable warrants. Also includes 780,463 shares held by Galen Partners, L.P. and 80,342 shares held by Galen Partners International, L.P., of which 2,624 shares of Common Stock are issuable upon the exercise of immediately exercisable warrants. Excludes 30,000 shares of Common Stock issuable upon exercise of immediately exercisable options granted to, and 1,000 shares owned directly by, L. John Wilkerson. Also excludes 2,000 shares held by The Wilkerson Family Charitable Lead Trust.
(6) L. John Wilkerson, Ph.D., a director of TheraTx, is a General Partner of the Galen Partnerships. Except to the extent of his partnership interest, Dr. Wilkerson disclaims beneficial ownership of the shares held by the Galen Partnerships.
(7) Includes 30,000 shares of Common Stock issuable upon exercise of vested or immediately exercisable options and 2,000 shares held by the Wilkerson Family Charitable Lead Trust.
(8) Based on a Schedule 13G dated February 14, 1997, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 2,112,175 shares, as a result of acting as an investment advisor to several investment companies. Based on a Schedule 13G dated February 14, 1997, Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp., beneficially owns 110,500 shares. Edward C. Johnson, III, Chairman of FMR Corp., and family members, through their collective ownership of voting common stock of FMR Corp. and the terms of a shareholders' voting agreement, may be deemed to form a controlling group with respect to FMR Corp. under the Investment Company Act of 1940.
(9) Based on a Schedule 13G dated February 13, 1995, the sole General Partner of Warburg, Pincus Investors, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"). Lionel I. Pincus is the Managing Partner of WP and may be deemed to control WP. E.M. Warburg, Pincus & Company, LLC, a New York limited liability company ("E.M. Warburg"), manages Warburg. WP has a 20% interest in the profits of Warburg. Mr. Hackett, a director of TheraTx, is a Managing Director and Member of E.M. Warburg and a General Partner of WP. As such, Mr. Hackett may be deemed to have an indirect pecuniary interest, within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934, in an indeterminate portion of the shares beneficially owned by Warburg and WP. Mr. Hackett disclaims beneficial ownership of these 2,438,705 shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Includes 30,000 shares of Common Stock issuable upon exercise of an immediately exercisable option granted to Mr. Hackett, the economic benefit of which has been assigned to E.M. Warburg or an affiliate thereof.
(10) Director.
(11) Named executive officer and director.
(12) Includes 86,667 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(13) Includes 35,833 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(14) Named executive officer.
(15) Includes 35,833 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(16) Includes 49,068 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(17) Includes 26,667 shares of Common Stock issuable upon exercise of vested or immediately exercisable options. Excludes 3,333 shares held as Trustee for the Nathaniel James Wood Trust dated May 26, 1993.
(18) Includes 28,001 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(19) Shares held as Trustee for the Davenport Family Trust U.T.A. dated December 3, 1986. Includes 30,000 shares of Common Stock issuable upon exercise of immediately exercisable options. Also includes 3,000 shares held in trust for the benefit of Mr. Davenport's minor children.
(20) Includes 30,000 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(21) Includes 111,935 shares of Common Stock held with Jan C. Holder, TTEES for the Holder Family Trust U/A DTD dated January 29, 1985. Excludes 5,847 shares of Common Stock held with Jan C. Holder as TTEES for Zachary Cartwright Holder TR U/A DTD dated October 23, 1981, and 5,847 shares of Common Stock for Jon David Holder TR U/A DTD dated October 23, 1981, both of which trustors are adult children of Mr. Holder. Includes 30,000 shares of Common Stock issuable upon exercise of immediately exercisable options.
(22) Includes 24,791 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(23) Includes 21,098 shares of Common Stock issuable upon exercise of vested or immediately exercisable options.
(24) Excludes shares of Common Stock beneficially owned by Crosspoint Venture Partners III, the Galen Partnerships and Warburg, as to which directors of the Company have disclaimed beneficial ownership as referenced in footnotes 3, 6 and 9 above. The percentage ownership of all directors and executive officers as a group would be 23.7% if the shares of Common Stock as to which such directors disclaim beneficial ownership were included.

                            EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table sets forth the compensation awarded or earned, for services rendered to the Company in all capacities during the fiscal years ended December 31, 1994, 1995 and 1996, by (i) the Company's Chief Executive Officer and (ii) the Company's five other most highly compensated executive officers who were serving as executive officers as of December 31, 1996 (together, the "Named Executive Officers"). No executive officer who would have otherwise been includable in such table on the basis of salary and bonus earned for the year ended December 31, 1996 resigned or terminated employment during the fiscal year. During 1996, 1995 and 1994, no Named Executive Officer received any restricted stock award, stock appreciation right or payment under any long term incentive plan.

                          SUMMARY COMPENSATION TABLE

                                                     LONG-TERM
                                                    COMPENSATION
                                ANNUAL                 AWARDS
                             COMPENSATION           (SECURITIES)
                             ------------            UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR SALARY  BONUS(1) OPTIONS/SARS(#) COMPENSATION
---------------------------  ---- ------- -------- --------------  ------------
John A. Bardis
President, Chief Executive   1996 278,000  47,000     150,000
Officer                      1995 206,000  45,732     400,000            --
and Director                 1994 206,000  61,800     226,667         42,858(2)
Bret W. Jorgensen            1996 172,500  33,638     110,000
Executive Vice President;    1995 150,000  28,500     160,000            --
President, TheraTx           1994 137,789  79,063      88,333         14,506(2)
Health Services Group,
and Director
Donald R. Myll               1996 160,000  20,000      80,000
Senior Vice President        1995 140,000  25,900     110,000
and Chief Financial Officer  1994 124,583  41,458      88,333          9,655(2)
Laura E. Cayce               1996 165,000  30,525      80,000
Senior Vice President        1995 150,000  30,000      90,000
and President,               1994 126,875  28,164      83,333
PersonaCare Group
Louis E. Hallman, III        1996 142,500       0      60,000
Vice President               1995 125,000  25,000      90,000            --
Corporate Development        1994 110,521  26,051      61,667         26,865(2)
William J. Haffey, Ph.D      1996 147,500  18,437     110,000            --
Senior Vice President        1995 125,000  25,000      90,000            --
and Chief Clinical           1994 108,750  26,125      63,333            --
Information Systems Officer

--------
(1) The bonuses reflected in the table for 1996 for all officers were earned in 1996 although not paid until 1997. The bonuses reflected in the table for 1995 for all officers were earned in 1995 although not paid until 1996. The bonuses reflected for 1994 for Messrs. Bardis, Jorgensen, Myll and Hallman, and Ms. Cayce, and a portion of the bonus for Mr. Haffey were earned in 1994 although not paid until 1995.
(2) "Other Annual Compensation" in 1994 is comprised of (i) relocation expenses of $42,858, $7,760 and $26,865 paid to or on behalf of Messrs. Bardis, Jorgensen and Hallman, respectively; and (ii) in the case of Messrs. Jorgensen and Myll, payments of $6,746 and $9,655, respectively, to reimburse them for the tax liability attributable to the relocation expenses previously paid to them.

                                 STOCK OPTIONS

  The following table sets forth, for the year ended December 31, 1996, information concerning the grant of options to purchase shares of Common Stock under the Company's 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") to the Named Executive Officers. No stock appreciation rights have been granted to any of the Named Executive Officers.

                                      OPTION/SAR GRANTS IN YEAR ENDED DECEMBER 31, 1996
                          --------------------------------------------------------------------------
                                     PERCENT OF
                          NUMBER OF    TOTAL
                          SECURITIES  OPTIONS                           POTENTIAL REALIZABLE VALUE
                          UNDERLYING GRANTED TO                         AT ASSUMED ANNUAL RATES OF
                           OPTIONS    EMPLOYEE  EXERCISE OR EXPIRATION STOCK PRICE APPRECIATION FOR
          NAME             GRANTED    IN 1996   BASE PRICE     DATE           OPTION TERM(1)
          ----            ---------- ---------- ----------- ---------- -----------------------------
                                                                             5%            10%
                                                                       -------------- --------------
John A. Bardis..........   150,000     12.20%     $14.375     5/30/06  $    1,356,054 $    3,436,507
Bret W. Jorgensen.......   110,000      8.95      $14.375     5/30/06         994,439      2,520,105
Donald R. Myll..........    80,000      6.51      $14.375     5/30/06         723,229      1,832,804
Louis E. Hallman, III...    60,000      4.88      $14.375     5/30/06         542,422      1,374,603
William J. Haffey, Ph.D.    90,000      7.32      $14.375     5/30/06         813,632      2,061,904
                            20,000      1.63      $11.000    10/23/06         138,357        350,623
Laura E. Cayce..........    80,000      6.51      $14.375     5/30/06         732,229      1,832,804
Jonathan H. Glenn.......    50,000      4.07      $14.375     5/30/06         452,018      1,145,502
B. Wayne Clark..........    50,000      4.07      $14.375     5/30/06         452,018      1,145,502

--------
(1) There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock does in fact appreciate over the option term, no value will be realized from the option grants.

                         OPTION EXERCISES AND HOLDINGS

  The following table sets forth certain information concerning the exercise of options by Messrs. Clark and Haffey during fiscal year 1996, including the aggregate amount of gains on the date of exercise. No other Named Executive Officer exercised options during 1996. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1996. Also reported are values of "in-the-money" options that represent the difference between the respective exercise prices of outstanding stock options and the closing selling price of the Common Stock as of December 31, 1996, as reported on the Nasdaq National Market. No stock appreciation rights were exercised during fiscal year 1996 nor were any outstanding at December 31, 1996.

                AGGREGATED OPTION EXERCISES IN FISCAL YEAR 1996
                   AND OPTION VALUES AS OF DECEMBER 31, 1996

                                                       NUMBER OF            VALUE OF UNEXERCISED
                                                 SECURITIES UNDERLYING     IN-THE-MONEY OPTIONS(1)
                                                  UNEXERCISED OPTIONS     -------------------------
                                               --------------------------
                            SHARES
NAME                       ACQUIRED    VALUE
----                      ON EXERCISE REALIZED EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
                          ----------- -------- -----------  ------------- ----------- -------------
B. Wayne Clark..........     5,568    $70,269    21,098(2)     145,987      $83,022        --
William J. Haffey, Ph.D.     2,222     19,484    28,001(3)     243,598       91,008        --

--------
(1) Calculated based on the closing sale price at December 31, 1996 of $10.25 per share, less the applicable exercise price.
(2) As of December 31, 1996, 18,111 of the shares issuable upon exercise of options held by Mr. Clark were vested.
(3) As of December 31, 1996, 26,403 of the shares issuable upon exercise of options held by Dr. Haffey were vested.

             MANAGEMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

  None of the Company's executive officers have employment agreements, and their employment may be terminated at any time at the discretion of the Board of Directors. On April 25, 1996, the Board of Directors approved the adoption of the Executive Officers' Severance Policy (the "Severance Policy") for the Company's executive officers, pursuant to which each such executive officer will become entitled to special severance benefits in the event his or her employment is involuntarily terminated in connection with certain changes in control of the Company.

  A change in control is defined to include: (i) an acquisition of the Company by merger or consolidation in which the Company is not the surviving entity,
(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company in complete liquidation or dissolution of the Company, (iii) any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to person or persons different from the persons holding those securities immediately prior to such merger, (iv) the acquisition of securities possessing fifty percent (50%) or more of the total combined voting power of the Company's outstanding securities pursuant to a transaction effected without the approval of the Board of Directors, (v) a change in the composition of the Board of Directors over any period of 36 months or less such that a majority of the Board of Directors ceases to be comprised of individuals who either (A) have been Board members since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by a majority of the continuing Board members described in clause (A) or (vi) the issuance by the Company of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities (determined after such issuance) in a single transaction or a series of related transactions.

  Should an executive officer's employment be involuntarily terminated (other than for cause) within a designated period (20 months in the case of a corporate vice president and 24 months in the case of a senior vice president or the president) following a change in control, then that officer will become entitled to the following severance benefits from the Company: (i) a cash lump sum payment equal to such executive officer's base salary for a designated 20 or 24 month period, as the case may be, and (ii) a cash lump sum payment equal to the then current monthly health care insurance premium paid by the Company for such executive officer, multiplied by 20 or 24, as the case may be.

  Involuntary termination is defined as the termination of the officer's employment, whether voluntary or involuntary (other than for cause), following a material reduction in the officer's level of responsibilities, a reduction in his or her compensation or a change in job location without his or her consent. Termination for cause includes any involuntary termination attributable to the officer's fraudulent behavior or other intentional misconduct adversely affecting the business reputation of the Company in a material manner.

  In addition, the Compensation Committee will have the discretionary authority as administrator of the 1994 Plan and the 1996 Plan to provide for the accelerated vesting of options held by executive officers in connection with a change in control of the Company. Under both the 1994 Plan and the 1996 Plan, all options held by executive officers automatically vest in connection with certain changes of control in which the options are not assumed by the acquiring company. Furthermore, under the 1994 Plan and the 1996 Plan, executive officers' options will vest in the event of an involuntary termination (other than for cause) within certain designated periods following a change in control.

  Should the total value of all payments or benefits which vest or become due to an executive officer in connection with his or her termination of employment following the occurrence of a change in control, as described above, constitute an excess parachute payment under the federal tax laws, then the Company will provide such executive officer with a cash lump sum payment equal to 145% of the excise tax initially payable by such executive. The Company will not, however, provide any such payment to the extent the excise taxes are attributable to accelerated vesting of stock option grants or restricted stock issuances made to the executive officer within one year prior to the change of control.

                           COMPENSATION OF DIRECTORS

  Effective January 1, 1995, each non-employee director became eligible to receive an annual retainer of $6,000, payable quarterly. In addition, at the 1995 Annual Stockholders Meeting held on May 31, 1995, each of the non-employee Board members received an option grant for 18,333 shares under the Automatic Option Grant Program under the 1994 Stock Option/Stock Issuance Plan, except that the automatic option grant to Mr. Hackett was for 25,000 shares. Each of these option grants become exercisable for the option shares in 36 successive equal monthly installments over the optionee's period of continued board service measured from the grant date. Each grant has an exercise price of $14.00 per share, the fair market value per share on the grant date, and a maximum term of 10 years measured from such grant date. At the 1996 Annual Stockholders' Meeting held on May 30, 1996, each of the non-employee Board members received an option grant for 5,000 shares under the Automatic Option Grant Program. Each of these option grants vests in twelve equal monthly installments over the optionee's period of Board service measured from the option grant date. The options will vest in full should any of the following events occur while the optionee remains in Board service: the optionee's death or disability or certain changes in control or ownership of the Company.

  Except as set forth below under "Acquisition of PersonaCare," there are no arrangements or understandings involving any director or any nominee regarding such person's status as a director or nominee.

                EXECUTIVE COMPENSATION AND RELATED INFORMATION
                       COMPENSATION COMMITTEE REPORT (1)

  It is the responsibility of the Compensation Committee (the "Committee") of the Company's Board of Directors to make recommendations to the Board of Directors regarding the salary and bonuses to be paid to the Company's executive officers each fiscal year. The Committee also administers the 1994 Stock Option/Stock Issuance Plan, as amended (the "1994 Plan"), and the 1996 Stock Option/Stock Issuance Program (the "1996 Plan"). Equity incentives may be granted under both the 1994 Plan and the 1996 Plan to executive officers as part of their long-term compensation package. The following is a summary of the policies of the Committee which affect the compensation paid to executive officers, as reflected in the tables and text set forth elsewhere in this Proxy Statement.

  General Compensation Policy. Under the supervision of the Committee, the Company has developed a compensation policy which is designed to attract, retain and reward qualified key executives critical to the Company's success and to provide such executives with performance-based incentives tied to the Company's financial performance. One of the Committee's primary objectives is to have a substantial portion of each officer's compensation contingent upon the Company's performance as well as upon the individual's contribution to the success of the Company as measured by his or her personal performance. Accordingly, each executive officer's compensation package is fundamentally comprised of three elements: (i) base salary which reflects individual experience, expertise and responsibility and is designed to be competitive with salary levels in the industry; (ii) annual incentive compensation which reflects individual and Company performance for the year; and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the Company's stockholders.

  Factors. The principal factors which were considered in establishing the components of each executive officer's compensation package for the year ended December 31, 1996 are summarized below. However, the Committee may in its discretion apply entirely different factors, particularly different measures of financial performance, in setting executive compensation for future fiscal years.

--------
  (1) The material in this report is not "soliciting material," is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933 as amended (the "1933 Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  Base Salary. For comparative compensation purposes for the 1996 fiscal year, the Committee has, with the assistance of an independent compensation consultant, identified a peer group of companies which are comparable in size with the Company, which provide healthcare services or which compete with the Company for executive talent. The base salary for each officer is determined on the basis of specific compensation surveys and the following factors: the salary levels in effect for comparable positions at the peer group companies, the experience and personal performance of the officer and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the Committee deems appropriate.

  For purposes of the stock price performance graph which appears later in this information statement, the Company has selected Long Term Care Composite ("LTCC") as the industry index. Four out of the eight companies included in that index were also among the companies which the Committee surveyed as part of the peer group for comparative compensation purposes. However, in selecting companies to survey for such compensation purposes, the Committee considers many factors not directly associated with stock price performance, such as differences in organizational structure and corporate culture, geographic location, growth rate, annual revenue and profitability, and market capitalization.

  Annual Incentive Compensation. Annual bonuses are earned by each executive officer primarily on the basis of the Company's achievement of certain corporate financial performance targets established for each fiscal year. For fiscal year 1996, bonuses were earned on the basis of the following factors:
(i) the increase in the Company's earnings (before interest and taxes) over the prior fiscal year and (ii) the personal performance level of the executive officer. A portion of the Company's earnings for the 1996 fiscal year was accordingly set aside for distribution under the bonus pool, and each executive officer was awarded a share of that pool on the basis of the executive's performance for the year, the responsibilities assigned to the executive and the executive's relative position in the Company. The total cash compensation paid to the Company's executive officers for the 1996 fiscal year was, in most cases, competitive with the total cash compensation paid to executive officers in comparable positions at the peer group companies which compete with the Company for executive talent, based on the published data for those companies. The actual bonus paid for the year to each of the current executive officers named in the Summary Compensation Table is indicated in the Bonus column.

  Long-Term Incentive Compensation. Each option grant under the 1994 Plan and the 1996 Plan is designed to align the interests of the executive officers with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business and to remain in the service of the Company. The Committee has established certain general guidelines in making option grants to the executive officers in an attempt to target a fixed number of unvested option shares based upon the individual's position with the Company and his or her existing holdings of unvested options. The number of shares subject to each option grant is based upon the officer's tenure, level of responsibility and relative position in the Company. However, the Committee does not adhere strictly to these guidelines and will vary the size of the option grant made to each executive officer as it feels the circumstances warrant. Each grant allows the officer to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time (up to 10 years).

  Options to purchase 690,000 shares of Common Stock were granted to the executive officers during the 1996 fiscal year. Currently, each of these options becomes exercisable for twenty-five percent (25%) of the grant upon completion by the optionee of one (1) year of service with the Company measured from the grant date. The balance of the grant becomes exercisable in a series of thirty-six (36) successive equal monthly installments upon completion of each additional month of service over the thirty-six (36) month period measured from the first anniversary of the grant date. The exercise price per share is $14.375.

  CEO Compensation. The base salary established for the Company's Chief Executive Officer, Mr. John A. Bardis, for the year ended December 31, 1996 reflects the Committee's decision to maintain a level of stability and certainty with respect to this component of his compensation from year to year, and there was no intent to have this particular component of compensation affected to any significant degree by the Company's performance factors. Because it was the Committee's intent in setting Mr. Bardis' compensation for the 1996 fiscal year to have a greater emphasis on long-term equity incentive compensation than cash compensation. Mr. Bardis' base salary was maintained at a level below the median of the base salaries paid to other chief executive officers at comparable surveyed companies. Mr. Bardis was, however, awarded an option during 1996 to acquire 150,000 shares of the Company's Common Stock on the terms discussed in the preceding paragraph.

  Tax Limitation. As a result of federal tax legislation enacted in 1993, a publicly-held company such as the Company will not be allowed a federal income tax deduction for compensation paid to certain executive officers, to the extent that compensation exceeds $1 million per officer in any year. This limitation will apply to all compensation paid to the covered executive officers which is not considered to be performance-based. However, compensation which does qualify as performance-based compensation will not have to be taken into account for purposes of this limitation. The compensation paid to the Company's executive officers for the year ended December 31, 1996 did not exceed the $1 million limit per officer. In addition, the 1994 and 1996 Plans have been structured so that any compensation deemed paid to an executive officer in connection with the exercise of options granted under those plans will qualify as performance-based compensation which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limitation, the Committee has decided not to take any other action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Committee will reconsider this decision should the individual compensation of any executive officer ever approach the $1 million level.

                                          Compensation Committee
                                          Craig T. Davenport
                                          Robert J. Erra
                                          L. John Wilkerson

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee for the year ended December 31, 1996 were Messrs. Davenport and Erra, and Dr. Wilkerson. None of these individuals was at any time during the year ended December 31, 1996 an officer or employee of the Company or any of its subsidiaries.

  No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Board of Directors.

                            STOCK PERFORMANCE GRAPH

  The graph depicted below shows Company's stock price as an index for the period commencing June 30, 1994 to December 31, 1996, assuming $100 invested on June 24, 1994 (the date of the Company's initial public offering) and reinvestment of dividends, along with the composite prices of companies listed on the Long Term Care Composite ("LTCC"). The Company believes that the LTCC provides a more appropriate measure of the Company's stock price performance than the University of Chicago's Center for Research on Security Prices ("CRSP") Total Return Index for National Association of Securities Dealers Automated Quotation ("Nasdaq") Stock Market. The LTCC listed companies are more comparable to the Company in size and industry focus. However, the CRSP index is also depicted for comparison purposes.

   PERFORMANCE  GRAPH  FOR  THERATX,   INCORPORATED  INDEXED  COMPARISON  OF
      CUMULATIVE TOTAL  RETURN CRSP TOTAL  RETURN INDEX FOR  NASDAQ STOCK
                  MARKET AND THE LONG TERM CARE COMPOSITE(1)

                                             06/30/94 12/31/94 12/29/95 12/31/96
                                             -------- -------- -------- --------

     NASDAQ Stock Market.................... $100.00  $107.05  $151.40  $186.22
     CRSP Index............................. $100.00  $115.58  $146.67  $146.93
     TheraTx, Incorporated.................. $100.00  $162.50  $100.00  $ 85.42
     Long Term Care Comp.................... $100.00  $113.47  $ 84.94  $ 79.76


    (1) Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the 1933 Act or the Exchange Act which might incorporate future filings, including this Schedule II, the preceding Stock Performance Graph will not be incorporated by reference into any of those prior filings, nor will such report or graph be incorporated by reference into any future filings made by the Company under those statutes.

                             CERTAIN TRANSACTIONS

LOANS TO EXECUTIVE OFFICERS

  On January 4, 1993, John A. Bardis, the Company's President and Chief Executive Officer, exercised an option to purchase an aggregate of 587,133 shares of the Company's Common Stock granted to him on August 11, 1992 pursuant to the Company's 1990 Stock Option Plan. Mr. Bardis executed a five-year promissory note in favor of the Company, secured by 587,133 shares, in the amount of $281,824 representing the purchase price of the shares. The shares securing the promissory note are released as the promissory note is paid down by Mr. Bardis. The promissory note is due on January 4, 1998, bears interest at the rate of 6.34% compounded annually, and is currently secured by shares issued to Mr. Bardis upon exercise of the option. As of February 12, 1997, Mr. Bardis had repaid $260,728 in principal plus accrued interest owing under his note.

ACQUISITION OF PERSONACARE

  On May 31, 1994, pursuant to an Agreement and Plan of Reorganization dated May 6, 1994 with PersonaCare, Inc. ("PersonaCare"), PC Acquisition Corp. and certain principal stockholders of PersonaCare, the Company acquired all of the outstanding shares of PersonaCare (the "PersonaCare Merger"). In connection with the PersonaCare Merger, the Company agreed to nominate one individual designated by Warburg for election to the Board of Directors, so long as Warburg owns between 7.5% and 17.0% of the Company's voting securities. The designee is Patrick T. Hackett.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the Delaware General Corporation Law ("Delaware Law"), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the 1933 Act. The Company's Bylaws provide that the Company will indemnify its directors and officers to the fullest extent permitted by law and require the Company to advance litigation expenses upon receipt by the Company of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The Bylaws further provide that rights conferred under such Bylaws shall not be deemed to be exclusive of any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

  The Company's Certificate of Incorporation provides that, pursuant to Delaware Law, its directors shall not be liable for monetary damages for breach of the directors fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. The provision also does not effect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

  In addition, the Company has entered into agreements to indemnify its directors and certain of its officers in addition to the indemnification provided for in the Certificate of Incorporation and Bylaws. These agreements will, among other things, indemnify the Company's directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company, or as a director or officer of any other company or enterprise that the person provides services to at the request of the Company.

                     COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

  Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Officers, directors and stockholders owning greater than 10% of the Common Stock of the Company are required by regulation of the Commission to furnish the Company with copies of all reports filed pursuant to Section 16(a).

  Based solely on a review of copies of such reports required by Section 16(a) or written representations that no such reports were required, the Company believes that its officers, directors and stockholders owning greater than 10% of the Common Stock of the Company complied with all applicable Section 16(a) filing requirements during fiscal 1996.

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